Mail Stop 3561

February 25, 2008

Via Fax & U.S. Mail

Mr. Stanley J. Gadek
  Chief Financial Officer
AIRTRAN HOLDINGS, INC.
9955 AirTran Boulevard
Orlando, Florida 32827

> **Re:** **AirTran Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 4, 2008**
> **File No. 1-15991**

Dear Mr. Gadek:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2007)

Management's Discussion and Analysis, page 25

Other (Income) Expense, page 28

1.   Reference is made to your paragraph discussion of the $6.2 million gain on the sale of two aircraft. Please expand your reasons for the purchase of the two aircraft and management's subsequent determination to sell the aircraft shortly after purchase. Please describe the type of aircraft that was purchased and then sold. Also, the gain on the sale should be reclassified as a component of "operating income" in the statements of operations and in future discussions in MD&A. Refer to paragraph 45 of SFAS No. 144.

2.   Further, the $10.7 million costs associated with the termination of the exchange offer to acquire Midwest Air Group should similarly be reflected as a component of "operating income." We would generally consider the costs associated with acquisitions and exchange offers to constitute operating costs even if the acquisition attempt is not successful. Please revise in the statements of operations and in future discussions in MD&A.

Financial Statements

Note 6. Leases, page 57

3.   Refer to the disclosure regarding your variable interests in the leasing entities presented in the final paragraph of this note. Please expand your disclosure to more fully comply with the requirements of paragraph 24c of FIN 46R.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                             Sincerely,

                             David R. Humphrey
                             Branch Chief